Exhibit 17.1

Todd Krasnow

Newton, MA 02459

Mr. Peter Kamin

Chairman

The Tile Shop

14000 Carlson Parkway

Plymouth, MN 55441

March 24, 2020

Dear Peter,

I am resigning from the Tile Shop board of directors effective immediately.

It has been an honor and a pleasure to serve on the company's board for the past eight years. However, for family health reasons in the current uncertain times I have decided to step down. I remain confident in the board and management to steer the company through the challenging business environment we are in today.

Sincerely,

Todd Krasnow